Exhibit 99.3

PINNACLE SHARE PURCHASE AGREEMENT

BETWEEN

6707157 CANADA INC.

AND

LORUS THERAPEUTICS INC.

MADE AS OF

July 10, 2007

McCarthy Tétrault LLP

PINNACLE SHARE PURCHASE AGREEMENT

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION		1
1.01	Definitions	1
1.02	Headings	6
1.03	Extended Meanings	6
1.04	Statutory References	6
1.05	Accounting Principles	6
1.06	Currency	7
1.07	Schedules	7
ARTICLE 2 - SALE AND PURCHASE OF SHARES AND RELATED MATTERS		7
2.01	Shares to be Sold and Purchased	7
2.02	Purchase Price	7
2.03	Payment of Purchase Price	7
2.04	Closing Adjustment	8
2.05	Excluded Liabilities	9
2.06	Material Assignments	9
ARTICLE 3 - REPRESENTATIONS AND WARRANTIES		9
3.01	New Lorus’s Representations and Warranties	9
3.02	Purchaser’s Representations and Warranties	20
ARTICLE 4 - COVENANTS		21
4.01	Taxes	21
ARTICLE 5 - CONDITIONS AND TERMINATION		21
5.01	Conditions for the Benefit of the Purchaser	21
5.02	Conditions for the Benefit of New Lorus	23
5.03	Waiver of Condition	24
ARTICLE 6 - CLOSING ARRANGEMENTS		25
6.01	Closing	25
6.02	Confidentiality	25
ARTICLE 7 - INDEMNIFICATION		25
7.01	Survival	25
7.02	Indemnification by New Lorus	26
7.03	Indemnification by the Purchaser	28
7.04	Third Party Indemnification	28
7.05	Third Party Indemnification - Tax Claims	29
7.06	Exclusive Remedy	30
7.07	After Tax Basis	30
7.08	Adjustment to Purchase Price	30

- i -

ARTICLE 8 - GENERAL		30
8.01	Further Assurances	30
8.02	Time of the Essence	31
8.03	Fees and Commissions	31
8.04	Benefit of the Agreement	31
8.05	Entire Agreement	31
8.06	Amendments and Waivers	31
8.07	Notices	31
8.08	Remedies Cumulative	32
8.09	No Third Party Beneficiaries	32
8.10	Governing Law	33
8.11	Attornment	33
8.12	Counterparts	33
8.13	Facsimiles	33

- ii -

PINNACLE SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of July 10, 2007

BETWEEN

6707157 CANADA INC., a corporation incorporated under the laws of Canada (the “Purchaser”)

-  and  -

LORUS THERAPEUTICS INC., a corporation incorporated under the laws of Canada (“New Lorus”)

WHEREAS New Lorus is the beneficial and registered owner of the Shares;

AND WHEREAS New Lorus desires to sell and the Purchaser desires to purchase the Shares upon and subject to the terms and conditions set out in this Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.01	Definitions

Unless the context clearly indicates to the contrary, terms used in this Agreement, including the recitals hereto, that are defined in the Arrangement Agreement and not otherwise defined herein have the meanings given to them in the Arrangement Agreement.  In addition, the following terms have the meanings set out below:

“Access and Tax Cooperation Agreement” means the access to records and tax cooperation agreement dated the date hereof between Old Lorus, New Lorus, GeneSense and NuChem, such agreement substantially in the form attached hereto as Schedule 1.01-A.

“Affiliate” has the meaning ascribed thereto in the Canada Business Corporations Act.

“Agreement” means this agreement, including its recitals and schedules, as amended from time to time.

“Arrangement Agreement” means the Arrangement Agreement dated as of May 1, 2007 between Old Lorus, NuChem Pharmaceuticals Inc., GeneSense Technologies Inc., New Lorus, the Purchaser and Pinnacle.

“Assets” means all of the assets, Contracts, rights and the Excluded Subsidiary Shares purchased and sold pursuant to the Transfer Transactions.

“Balance Sheet” means the balance sheet of Old Lorus as at the Balance Sheet Date.

“Balance Sheet Date” means May 31, 2006.

“Buyout Amount” means the buyout amount determined as at a specified date and calculated in the manner previously agreed in writing between the Purchaser and New Lorus.

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement issued pursuant to s. 192(7) of the Canada Business Corporations Act.

“Claims” means all losses, damages, expenses, liabilities (whether accrued, actual, contingent, latent or otherwise), claims and demands of whatever nature or kind including all reasonable legal fees and disbursements.

“Closing Buyout Amount” has the meaning set out in Section 2.04(2).

“Closing Buyout Statement” has the meaning set out in Section 2.04(2).

“Contract” means any agreement, incentive, contract, lease, trust agreement, license, opinion, instrument or other commitment of any kind or nature whatsoever, whether written or oral.

“CRA” means the Canada Revenue Agency.

“Excess Amount” has the meaning set out in Section 7.02(2)(b)(iii).

“Environmental Law” means any Applicable Law relating to the environment including those pertaining to:

(i)	reporting, licensing, permitting, investigating, remediating and cleaning up in connection with any presence or Release, or the threat of the same, of Hazardous Substances, and

(ii)	the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling and the like of Hazardous Substances, including those pertaining to occupational health and safety.

“Escrow Agent” means Equity Transfer and Trust Company.

“Escrow Agreement” means the escrow agreement dated the date hereof between the Purchaser, New Lorus and the Escrow Agent.

“Excluded Liabilities” has the meaning set out in Section 2.05.

“Excluded Subsidiary Shares” means all of the GeneSense Shares and NuChem Shares purchased and sold pursuant to the Subsidiary Share Purchase Agreements.

“Financial Statements” has the meaning set out in Section 3.01(3)(b).

“FMV Amount” means an amount equal the aggregate of the purchase prices of the Assets as set out in the Asset Transfer Agreements and the Subsidiary Share Purchase Agreements, as may be adjusted in accordance with the terms thereof.

“GST” has the meaning set out in Section 3.01(12)(a)(xiii).

“Hazardous Substance” means any substance or material that is prohibited, controlled or regulated by any Governmental Authority pursuant to Environmental Laws including pollutants, contaminants, dangerous goods or substances, toxic or hazardous substances or materials, wastes (including solid non-hazardous wastes and subject wastes), petroleum and its derivatives and by-products and other hydrocarbons, all as defined in or pursuant to any Environmental Law.

“Holdback Amount” means the amount of $600,000.

“Indemnification Agreement” means the indemnification agreement dated as of the date hereof between Old Lorus and New Lorus.

“Intellectual Property” means intellectual property of any nature and kind including all domestic and foreign trade-marks, business names, trade names, domain names, trading styles, patents, trade secrets, Software, industrial designs and copyrights, whether registered or unregistered, and all applications for registration thereof, and inventions, formulae, recipes, product formulations, processes and processing methods, technology and techniques, and know-how, and any confidential information, including any submissions to a regulatory authority, clinical trial results, any goodwill associated with trade-marks, business names, trade names, domain names and the like and the waiver of any moral rights in any copyright.

“Inventories” means all inventories of Old Lorus including all finished goods, work in progress, raw materials and spare parts.

“knowledge” and similar expressions when used in relation to New Lorus means the knowledge of Aiping H. Young, Elizabeth Williams or Mark Preston in their capacities as (i) President and Chief Executive Officer, Director of Finance and Controller, and acting Controller of New Lorus, respectively, and (b) President and Chief Executive Officer, Director of Finance and Controller, and acting Controller of Old Lorus, respectively, prior to the Effective Time, in each case after reasonable enquiry and review with the relevant directors, officers and employees of New Lorus and Old Lorus, as applicable.

“Lands” means any freehold or leasehold property and interests therein including all rights of way, licences or rights of occupation, easements or other similar rights of Old Lorus in connection with any such freehold or leasehold property.

“Liabilities” means, with respect to any person, any liability or obligation of such person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, and whether or not the same is required to be accrued on the financial statements of such person.

“Lock-Up Amount” has the meaning set out in Section 2.02.

“Material Assignments” has the meaning set out in Section 2.06.

“New Lorus Indemnified Parties” has the meaning set out in Section 7.03(1).

“Objection Notice” has the meaning set out in Section 2.04(3).

“Old Lorus” means 4325231 Canada Inc., a corporation incorporated under the laws of Canada.

“Permits” means all permits, consents, waivers, licences, certificates, approvals, authorizations, registrations, franchises, rights, privileges, quotas and exemptions, or any item with a similar effect, issued or granted by any person.

“Personal Information” means the type of information regulated by Privacy Laws and collected, used, disclosed or retained by Old Lorus including information regarding Old Lorus’s customers, suppliers, employees and agents, such as an individual’s name, address, age, gender, identification number, income, family status, citizenship, employment, assets, liabilities, source of funds, payment records, credit information, personal references and health records.

“Pre-Closing Buyout Amount” has the meaning set out in Section 2.04(1).

“Privacy Laws” means all applicable federal, provincial, municipal or other laws governing the collection, use, disclosure and retention of  Personal Information, including the Personal Information Protection and Electronic Documents Act (Canada).

“Privacy Policies” means all privacy, data protection and similar policies adopted or used by Old Lorus in respect of Personal Information, including any complaints process.

“Purchase Price” has the meaning set out in Section 2.02.

“Purchaser Indemnified Parties” has the meaning set out in Section 7.02(1).

“Release” means any release or discharge of any Hazardous Substance including any discharge, spray, injection, inoculation, abandonment, deposit, spillage, leakage, seepage, pouring, emission, emptying, throwing, dumping, placing, exhausting, escape, leach, migration, dispersal, dispensing or disposal.

“Remedial Action” means any action that is required to achieve compliance with Environmental Law or to resolve a third party claim to: (i) clean up, remove, treat or in any other way remediate Hazardous Substances in the environment; (ii) prevent any Release or threatened Release of Hazardous Substances where such Release would violate any Environmental Laws or result in Liability to the Purchaser; or (iii) perform remedial studies, investigations, restoration and post-remedial studies, investigations and monitoring on, about or in connection with any of the foregoing.

“Share Purchase Closing Time” means the time of completion of the sale and purchase of the Shares pursuant to this Agreement on the Effective Date.

“Shares” means, collectively, the Appropriate Number (as defined in the Plan of Arrangement) of the outstanding voting common shares of Old Lorus and all of the outstanding non-voting common shares of Old Lorus.

“Software” means all software relating to Old Lorus or any of its Subsidiaries including all versions thereof, and all related documentation, manuals, source code and object code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts, and all other material related to such software.

“Special Representations” means, collectively, the representations and warranties of New Lorus set forth in Sections 3.01(1) (other than subsections 3.01(1)(c) and 3.01(1)(d)), 3.01(2)(a), 3.01(3)(c), 3.01(4)(a), 3.01(4)(b), 3.01(4)(c), 3.01(5), 3.01(6), 3.01(7)(a), 3.01(7)(b), 3.01(7)(c), 3.01(7)(d), 3.01(9)(a), 3.01(10), 3.01(13)(e) and 3.01(13)(f).

“Subsidiary” means, with respect to any person, any corporation or other person of which securities or other interests having the power to elect a majority of that corporation’s or other person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the referent person or one or more of its Subsidiaries; when used without reference to a particular person, “Subsidiary” means a Subsidiary of Old Lorus prior to the Effective Time.

“Tax Act” means the IncomeTax Act (Canada), as amended.

“Taxes” means all federal, provincial, territorial, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Authority including, (i) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, occupation, premium, capital stock, sales and use, real property, land transfer, personal property, ad valorem, transfer, licence, profits, windfall profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, excise, severance, stamp, occupation, or premium tax, (ii) all withholdings on amounts paid to or by the relevant person, (iii) all employment insurance premiums, Canada, Quebec and any other pension plan contributions or premiums, (iv) any fine, penalty, interest, or addition to tax, (v) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (vi) any Liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of law.

“Tax Returns” means all returns, reports, declarations, statements, bills, schedules, forms or written information of, or in respect of, Taxes that are, or are required to be, filed with or supplied to any Taxation Authority.

“Taxation Authority” means any domestic or foreign government, agency or authority that is entitled to impose Taxes or to administer any applicable Tax legislation.

“Transfer Transactions” means, collectively, the transactions contemplated by the Asset Transfer Agreements and the Subsidiary Share Purchase Agreements.

1.02	Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.  The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03	Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities.  The term “including” means “including without limiting the generality of the foregoing” and the term “third party” means any person other than New Lorus and the Purchaser.

1.04	Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05	Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.06	Currency

All references to currency herein are to lawful money of Canada.

1.07	Schedules

The following are the Schedules to this Agreement:

Schedule 1.01-A	-	Access and Tax Cooperation Agreement
Schedule 3.01(1)(d)	-	Share Conditions
Schedule 3.01(12)(a)	-	Taxes
Schedule 3.01(13)(b)	-	Suits or Proceedings
Schedule 5.01(g)	-	Forms of Release
Schedule 5.01(j)	-	Payout Lenders

ARTICLE 2 - SALE AND PURCHASE OF SHARES AND RELATED MATTERS

2.01	Shares to be Sold and Purchased

Upon and subject to the terms and conditions hereof, New Lorus will sell the Shares to the Purchaser and the Purchaser will purchase the Shares from New Lorus, as of the Share Purchase Closing Time.

2.02	Purchase Price

The purchase price payable to New Lorus for each Share (the “Purchase Price”) will be equal to $0.0040775156; provided that, in no event will the aggregate amount payable by the Purchaser under this Agreement and to all of the Lock-Up Holders pursuant to Section 3.02(24) of the Plan of Arrangement exceed $8,510,000, and to the extent that such aggregate amount as calculated in accordance with the foregoing exceeds $8,510,000, the Purchase Price for each Share payable at the Share Purchase Closing Time will be reduced such that such aggregate amount is $8,510,000. Following the Share Purchase Closing Time, the Purchase Price will be subject to adjustment pursuant to Section 2.04.

2.03	Payment of Purchase Price

(1)           The aggregate Purchase Price will be payable at the Share Purchase Closing Time as follows:

(a)	the wire transfer of an amount equal to the aggregate Purchase Price, less the Holdback Amount, in immediately available funds to a Canadian dollar account specified by New Lorus; and

(b)
the wire transfer of the Holdback Amount in immediately available funds to an interest-bearing account specified by the Escrow Agent to be held and disbursed pursuant to the terms and conditions of the Escrow Agreement.

(2)           The Holdback Amount will be withheld from the Purchase Price and will be held as security for and a partial, but not exclusive, source of satisfaction of New Lorus’s indemnification obligations under this Agreement until the first anniversary of the Closing Date, all in accordance with the terms and conditions of the Escrow Agreement.

2.04	Closing Adjustment

(1)           The aggregate Purchase Price has been determined on the basis of a Buyout Amount of $8,510,000 as at January 31, 2007 (the “Pre-Closing Buyout Amount”).

(2)           On or before the date that is 90 days after the Closing Date, New Lorus will prepare and deliver to the Purchaser an unaudited statement (the “Closing Buyout Statement”) setting out the calculation of the Buyout Amount as at the Closing Date (the “Closing Buyout Amount”).  If requested by the Purchaser, New Lorus will, subject to Section 6.02(1), permit the Purchaser and its auditors and other representatives to review the working papers and other documentation used or prepared in connection with the preparation of, or that otherwise form the basis of, the Closing Buyout Statement.

(3)           In the event that the Purchaser objects to any item on the Closing Buyout Statement, the Purchaser will so advise New Lorus by delivery of a written notice (the “Objection Notice”) within 20 Business Days after the receipt by the Purchaser of the Closing Buyout Statement.  The Objection Notice will set out the reasons for each of the Purchaser’s objections as well as each amount in dispute and reasonable details of the calculation of each such amount in dispute.  If the parties cannot reach agreement on the Closing Buyout Statement within 10 Business Days after the receipt of such Objection Notice, the dispute will be referred for determination by arbitration to a senior audit partner (chosen by the managing partner of such office) at the Vancouver office of an audit or accounting firm mutually acceptable to the parties, acting reasonably. If the parties do not reach and agreement within seven Business Days following receipt by the New Lorus of the Objection Notice, the parties will seek appointment of such firm by a court of competent jurisdiction in Ontario. The Purchaser and New Lorus will provide such senior audit partner with all documentation as he or she may reasonably request in order to make an accurate determination of the quantum of the Closing Buyout Amount.  The determination by such arbitrator will be made within 20 Business Days of such referral and will be final and binding on the Purchaser and New Lorus.  The costs of the arbitrator will be borne by the party losing the majority of the amount at issue in the arbitration.

(4)           If the Closing Buyout Amount, as determined by the parties or the arbitrator, as the case may be, exceeds the Pre-Closing Buyout Amount, the Purchaser will pay the amount of such difference, up to a maximum of $270,000, to New Lorus by wire transfer of immediately available funds to a Canadian dollar account specified by New Lorus within five Business Days after the determination and the Purchase Price will be adjusted accordingly.  If the Closing

Buyout Amount as so determined is less than the Pre-Closing Buyout Amount, New Lorus will pay the amount of such difference to the Purchaser by wire transfer of immediately available funds to a Canadian dollar account specified by the Purchaser within five Business Days after the determination and the Purchase Price will be adjusted accordingly.

2.05	Excluded Liabilities

New Lorus acknowledges and agrees that none of the Purchaser or any of its Affiliates will assume or have any obligation to discharge, perform or fulfil any Liability of (i) Old Lorus arising in respect of periods prior to, at or after the Effective Time from any circumstance, condition, event or fact existing prior to or at the Effective Time, or (ii) New Lorus, in each case, as a consequence of any of the transactions contemplated by this Agreement, the Arrangement Agreement, the Plan of Arrangement, the Asset Transfer Agreements, the Share Purchase Agreements or any agreement ancillary thereto (collectively, the “Excluded Liabilities”), and New Lorus and GeneSense will assume, perform and fulfil the Excluded Liabilities and will fully indemnify and save harmless Old Lorus therefrom, all upon and subject to the terms and conditions of this Agreement and the Indemnification Agreement.

2.06	Material Assignments

New Lorus or GeneSense, as applicable, will obtain a duly executed assignment, assumption and novation agreement, in a form mutually acceptable to Old Lorus and New Lorus, acting reasonably, with respect to each of the Material Contracts (collectively, the “Material Assignments”).

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.01	New Lorus’s Representations and Warranties

New Lorus represents and warrants to the Purchaser that:

(1)           Corporate

(a)
Old Lorus is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business as currently conducted and has made all material filings under all applicable corporate, securities and taxation laws and any other Applicable Laws.

(b)	New Lorus is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business as currently conducted.

(c)
The authorized capital of Old Lorus consists of an unlimited number of voting common shares, of which 21,127,828 have been validly issued and are outstanding as fully paid and non-assessable, and an unlimited number of non-

voting common shares, of which 2,078,872,172 have been validly issued and are outstanding as fully paid and non-assessable.

(d)	The rights, privileges, restrictions and conditions attached to the voting common shares and to the non-voting common shares of Old Lorus are as set out in Schedule 3.01(1)(d).

(e)	New Lorus is the beneficial and registered owner of the Shares free and clear of all liens, charges, encumbrances and any other rights of others.

(f)
New Lorus has the power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of the Shares to the Purchaser free and clear of all liens, charges, encumbrances and any other rights of others.

(g)
This Agreement constitutes a valid and legally binding obligation of New Lorus, enforceable against New Lorus in accordance with its terms subject to general equitable principles, applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court and insofar as indemnity and contribution provisions may be limited by Applicable Laws.

(h)
Save and except for the transactions contemplated by this Agreement or the Arrangement, there is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon:

(i)	New Lorus to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Shares;

(ii)	Old Lorus to allot or issue any of the unissued shares of Old Lorus or to create any additional class of shares; or

(iii)	Old Lorus to sell, transfer, assign, pledge, mortgage or in any other way dispose of or encumber any of the assets of Old Lorus.

(i)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by New Lorus or by Old Lorus will result in the violation of:

(i)	any of the provisions of the constating documents or by-laws of New Lorus or of Old Lorus;

(ii)	any agreement or other instrument to which New Lorus or Old Lorus is a party or by which New Lorus or Old Lorus is bound; or

(iii)	any Applicable Law.

(2)           Securities

(a)
Old Lorus is a reporting issuer or the equivalent under the applicable Securities Laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, a foreign private issuer under applicable Securities Laws of the United States and, in each case, is not in default in any material respect of any applicable requirement of such Securities Laws.  The outstanding shares of Old Lorus are listed and posted for trading on the TSX.

(b)
No securities commission or similar regulatory authority or stock exchange in Canada or the United States has issued any order that is currently outstanding preventing or suspending trading in any securities of Old Lorus and, to New Lorus’s knowledge, no such proceeding is pending, contemplated or threatened.

(c)
Old Lorus is in material compliance with all provisions of the Securities Laws that are applicable to it and Old Lorus has made all material filings required under applicable Securities Laws with the applicable securities regulatory authorities and all such filings and information and statements contained therein were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such information or statement.

(3)           Financial

(a)
The books and records of Old Lorus are true and correct and present fairly and disclose in all material respects the financial position of Old Lorus and all material financial transactions of Old Lorus have been accurately recorded in such books and records and, to the extent required, such books and records have been prepared in accordance with GAAP consistently applied during the periods involved.

(b)
The audited financial statements of Old Lorus, consisting of the Balance Sheet and statements of income, retained earnings and cash flows for the period ended on the Balance Sheet Date, together with the report of KPMG LLP, chartered accountants, thereon and the notes thereto (collectively, the “Financial Statements”), a copy of which has been delivered to the Purchaser:

(i)	are in accordance with the books and accounts of Old Lorus as at the Balance Sheet Date; and

(ii)
are true and correct and present fairly the financial position of Old Lorus as at the Balance Sheet Date and the results of operations and cash flows of Old Lorus for the periods covered thereby, all in accordance with

GAAP consistently applied except as may be otherwise specified in such Financial Statements.

(c)
Save and except for the agreements contemplated by the Arrangement and any agreement that could not be assigned by Old Lorus to New Lorus or GeneSense and is being held by Old Lorus as trustee pursuant to the terms of an Asset Transfer Agreement, Old Lorus has no Liabilities and, to the knowledge of New Lorus, no facts, circumstances or events exist that may give rise to any Liabilities of Old Lorus.

(d)
Save and except for the transactions contemplated by the Arrangement Agreement or as otherwise publicly disclosed in accordance with applicable Securities Laws, since the Balance Sheet Date the business of Old Lorus has been carried on in its usual and ordinary course and Old Lorus has not entered into any transaction out of the usual and ordinary course of business.

(e)
Save and except for the transactions contemplated by the Arrangement Agreement or as otherwise publicly disclosed in accordance with applicable Securities Laws, since the Balance Sheet Date there has been no Material Adverse Change.

(f)	No current or former director, officer, shareholder or employee of New Lorus or Old Lorus or any other person is indebted to Old Lorus.

(4)           Assets

(a)
Save and except for the cash required to fund the purchase of the Old Lorus Voting Shares pursuant to section 3.01(24) of the Plan of Arrangement, Old Lorus does not own or have any right, title or interest in or to any assets of any kind or nature whatsoever (other than as trustee for assets that have not as of the Effective Date been transferred pursuant to the Transfer Transactions), including those assets shown or reflected on the Balance Sheet and including any Lands, Intellectual Property and Inventories, and any and all assets have been assigned or otherwise transferred or sold to New Lorus or its Affiliates.

(b)
There are no outstanding orders, notices or similar requirements relating to Old Lorus issued by any Governmental Authority and there are no matters under discussion between Old Lorus or any of its representatives and any Governmental Authority relating to orders, notices or similar requirements.

(c)
Save and except for the transactions contemplated by the Arrangement, no dividends have been declared or paid on or in respect of the shares of Old Lorus and no other distribution on any of its securities or shares has been declared or made by Old Lorus since the Balance Sheet Date and all dividends that to the date hereof have been declared or paid by Old Lorus have been duly and validly declared and paid.

(d)
Each Asset was transferred directly or indirectly to New Lorus at a value of not less than its fair market value, such value, in the aggregate, being equal to the FMV Amount, and, since November 30, 2006, there has been no change in the business, assets, Liabilities, operations, results of operations, condition (financial or otherwise), results or prospects of Old Lorus where such change has had or would reasonably be expected to have a material effect on the value of any Asset.

(5)           Contracts and Commitments

(a)
Save and except for the agreements contemplated by the Arrangement and any agreement that could not be assigned by Old Lorus to New Lorus or GeneSense and is being held by Old Lorus as trustee pursuant to the terms of an Asset Transfer Agreements, Old Lorus is not a party to or bound by any Contract.

(b)
Save and except for the indemnification provisions contained in the agreements contemplated by the Arrangement or in any agreement that could not be assigned by Old Lorus to New Lorus or GeneSense and is being held by Old Lorus as trustee pursuant to the terms of an Asset Transfer Agreement, Old Lorus is not a party to or bound by any guarantee, indemnification, surety or similar obligation.

(c)
Save and except for the agreements contemplated by the Arrangement and any agreement that could not be assigned by Old Lorus to New Lorus or GeneSense and is being held by Old Lorus as trustee pursuant to the terms of an Asset Transfer Agreement, Old Lorus is not a party to any lease or agreement in the nature of a lease for real property, whether as lessor or lessee.

(d)
Save and except for the agreements contemplated by the Arrangement and any agreement that could not be assigned by Old Lorus to New Lorus or GeneSense and is being held by Old Lorus as trustee pursuant to the terms of an Asset Transfer Agreement, Old Lorus does not have any Subsidiaries or any Contract to acquire any securities of any entity and, Old Lorus does not have any Contract to acquire or lease any real property or assets.

(6)           Intellectual Property

(a)
Save and except for the agreements contemplated by the Arrangement and any agreement that could not be assigned by Old Lorus to New Lorus or GeneSense and is being held by Old Lorus as trustee pursuant to the terms of an Asset Transfer Agreement, Old Lorus does not hold any right, title or interest in or to any Intellectual Property.  Any and all Intellectual Property has been assigned and such assignments have been duly filed with the relevant Intellectual Property office, health regulatory authority or the like.

(b)
Save and except for the agreements contemplated by the Arrangement and any agreement that could not be assigned by Old Lorus to New Lorus or GeneSense and is being held by Old Lorus as trustee pursuant to the terms of an Asset Transfer Agreement, Old Lorus is not a party to or bound by any Contract to pay any royalty or other fee to use any Intellectual Property.

(7)           Employees

(a)	Old Lorus has no employees, contractors or consultants whatsoever.

(b)	Old Lorus is not a party to or bound by any Contract to pay any management or consulting fee.

(c)	Old Lorus is not bound by or a party to any collective bargaining agreement.

(d)	No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent:

(i)	holds bargaining rights with respect to any employees of Old Lorus by way of certification, interim certification, voluntary recognition, designation or successor rights;

(ii)	has applied to be certified as the bargaining agent of any employees of Old Lorus; or

(iii)	has applied to have Old Lorus declared a related employer or successor employer pursuant to applicable labour legislation.

(e)
Since October 29, 1999, Old Lorus employed all employees of Old Lorus in compliance in all material respects, with all applicable Tax, health, labour and employment laws, rules, regulations, notices, and orders.

(f)
Since October 29, 1999, Old Lorus is and has been in compliance in all material respects with all provisions of the Employment Standards Act (Ontario) and the Occupational Health and Safety Act (Ontario) and regulations made pursuant thereto and there are no outstanding claims, charges or orders thereunder.

(g)
Since October 29, 1999, Old Lorus is and has been in compliance in all material respects with applicable workers’ compensation laws and regulations made pursuant thereto and there are no outstanding assessments, levies or penalties thereunder.

(8)           Privacy Laws

The collection, use and retention of the Personal Information by Old Lorus prior to the Share Purchase Closing Time, the disclosure or transfer of the Personal Information by Old Lorus to any third parties prior to the Share Purchase Closing Time and transfer of the Personal Information by Old Lorus to the Purchaser as part of the Purchaser’s due diligence review of Old Lorus, its Subsidiaries and their respective records and as contemplated by this Agreement or any ancillary agreement complied in all material respects with all Privacy Laws and is consistent with Old Lorus’s own Privacy Policies in effect prior to the Share Purchase Closing Time.

(9)           Benefit Plans

(a)	Old Lorus does not have any Benefit Plans.

(b)
None of the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions contemplated by the Arrangement Agreement, will result in any bonus, golden parachute, severance or other payment or obligation to any current or former employee or director of Old Lorus or result in any acceleration of the time of payment or vesting of any such benefit.

(10)           Realty

Old Lorus does not have any Lands.

(11)           Environmental

(a)
Prior to the Share Purchase Closing Time, the business of Old Lorus, as carried on by Old Lorus and its predecessors in title, and its assets were in compliance in all material respects with Environmental Laws and there are no facts known after due inquiry by Old Lorus that could give rise to a notice of material non-compliance with any Environmental Law.

(b)
Neither Old Lorus nor, to the best of the knowledge of New Lorus, any of Old Lorus’s  predecessors in title has used any of the Lands of Old Lorus, or permitted them to be used, to generate, manufacture, refine, treat, transport, store, handle, dispose, transfer, produce or process Hazardous Substances except in compliance with all Environmental Laws.  None of the Lands has been used for or been designated as a waste disposal site.

(c)
Old Lorus has not been convicted of an offence or been subjected to any judgment, injunction or other proceeding or been fined or otherwise sentenced for non-compliance with any Environmental Laws, and it has not settled any prosecution or other proceeding short of conviction in connection therewith.

(d)
Old Lorus has not obtained or commissioned and is not in the possession or control of any analyses or monitoring data for soil, groundwater and surface water or any report pertaining to any environmental assessments or audits relating to Old Lorus or the Lands.

(e)
Since October 29, 1999, Old Lorus, and, to the knowledge of New Lorus, Old Lorus’s predecessors in title, maintained all applicable environmental and operating documents and records in the manner and for the time periods required by Environmental Laws and did not conduct nor was Old Lorus required to conduct, an environmental audit of the Lands.  For the purposes of this provision, an environmental audit includes any evaluation, assessment or study performed at the request of or on behalf of a Governmental Authority.

(f)
There are no outstanding or, to the knowledge of New Lorus, threatened writs, injunctions, decrees, orders, judgements, actions, suits, claims, governmental information requests or proceedings against Old Lorus relating to non-compliance with or Liability under any Environmental Laws.

(12)           Taxes

(a)	Except as disclosed in writing to the Purchaser prior to the execution of this Agreement:

(i)
Old Lorus has filed all Tax Returns, including any elections and designations required by or referred to in any such Tax Return, that were required to be filed by it with any Taxation Authority prior to the date hereof.  All Tax Returns filed by Old Lorus are accurate and complete in all respects and there has not been any material change to any balances or tax accounts of Old Lorus as reported in the Tax Returns;

(ii)
Old Lorus has withheld any Taxes that are required by Applicable Law to be withheld and has paid on a timely basis, the full amount of any Taxes that have been or will be withheld, to the applicable Taxation Authority;

(iii)
Old Lorus has paid all Taxes, including any amount due on or before the Effective Date, including instalments or prepayments of Taxes, that are required to have been paid to any Taxation Authority pursuant to Applicable Law, and no deficiency with respect to the payment of any Taxes or Tax instalments has been asserted against it by any Taxation Authority.  Old Lorus has not incurred any Liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any Liability, whether actual or contingent, for Taxes or realized any income or gain for Tax purposes otherwise than in the usual and ordinary course of its business.  Other than Taxes provided for in the Balance Sheet, Old Lorus has no Liability or obligation in respect of any

 Taxes for any Taxable periods ending on or before the Effective Date, and where any Taxable period ends or is deemed to end on or immediately prior to the Effective Date, no actual or accrued Liability or obligation for Taxes in respect of any time or event prior to the Effective Date.  There are no liens, charges, encumbrances or any rights of others on any of the assets of Old Lorus that arose in connection with any failure (or alleged failure) to pay any Tax when due;

(iv)
except as disclosed to the Purchaser or Pinnacle in writing, the income Tax Liability of Old Lorus has been assessed by the relevant Taxation Authority in respect of the Tax years of Old Lorus ending before the date hereof;

(v)
Old Lorus has no outstanding assessments or reassessments for Taxes, and New Lorus has no knowledge of any threatened or potential assessment, reassessments or other proceedings, negotiations or investigations in respect of Taxes, against Old Lorus;

(vi)
Old Lorus is not a party to any agreement, waiver or arrangement with any Taxation Authority that relates to any extension of time with respect to the filing of any Tax Return, any payment of Taxes or any assessment;

(vii)
other than elections disclosed to the Purchaser or Pinnacle in writing, except as described in the Asset Transfer Agreements or the Subsidiary Share Purchase Agreements, Old Lorus has not made any elections or given any waivers in respect of Taxes pursuant to Applicable Law;

(viii)	the adjusted cost base of the common shares of GeneSense held by Old Lorus is $9,006,000;

(ix)	no facts, circumstances or events exist or have existed that have resulted in or may result in the application of any of sections 79 to 80.04 of the Tax Act to Old Lorus;

(x)
except for the transactions contemplated by the Arrangement, no facts, circumstances or events exist or have existed that have resulted in or may result in control of Old Lorus, for the purposes of the Tax Act, having been acquired at any time by any person or group of persons;

(xi)
Old Lorus is not subject to Liability for Taxes of any other person.  Old Lorus has not acquired property from any person in circumstances where Old Lorus did or could become liable for any Taxes of such person. The value of the consideration paid or received by Old Lorus for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a person with whom Old Lorus was not dealing at arm’s length within the meaning of the Tax Act was equal to the estimated fair market value of such property acquired, provided or sold or services purchased or provided.  Old Lorus has not entered into any agreement with, or provided any undertaking to, any person pursuant to which it has assumed Liability for the payment of income Taxes owing by such person;

(xii)
Old Lorus has never been required to file any Tax Return with, and has never been liable to pay any Taxes to, any Taxation Authority outside Canada.  No claim has ever been made by a Taxation Authority in a jurisdiction where Old Lorus does not file Tax Returns that it is or may be subject to the imposition of any Tax by that jurisdiction;

(xiii)
Old Lorus is duly registered with the CRA under the Excise Tax Act (Canada) for purposes of the goods and services tax (“GST”).  All input tax credits claimed by Old Lorus or any of its Subsidiaries for GST purposes were calculated in accordance with Applicable Law.  Old Lorus has complied with all registration, reporting, payment, collection and remittance requirements in respect of GST and provincial sales tax or harmonized tax legislation;

(xiv)	Old Lorus has not claimed any reserves for purposes of the Tax Act (or analogous provincial or similar provisions) for the most recent Tax year ending prior to the date hereof;

(xv)
except for the transactions contemplated by the Arrangement, Old Lorus has not made any payment, nor is obligated to make any payment, and is not a party to any agreement under which it could be obligated to make any payment, that may not be deductible by virtue of section 67 or 78 of the Tax Act or any analogous provincial or similar provision;

(xvi)
records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act have been made and obtained by Old Lorus with respect to all material transactions between Old Lorus and any non-resident person with whom Old Lorus was not dealing at arm’s length within the meaning of the Tax Act, during a taxation year commencing after 1998 and ending on or before the Effective Date; and

(xvii)
except for Taxes withheld and remitted in the ordinary course of Old Lorus’s business pursuant to applicable employment laws, which Taxes have been withheld and remitted as required by Applicable Law, Old Lorus is not subject to any requirement to withhold or remit Taxes on behalf of any other person.

(b)	New Lorus is not a non-resident of Canada or a partnership other than a Canadian Partnership within the meaning of section 116 of the Tax Act.

(13)           General

(a)
To the knowledge of New Lorus, based solely on a review of information concerning Old Lorus publicly disclosed on SEDAR as at July   , 2007, the Lock-Up Holders (together with any person acting jointly or in concert with the Lock-Up Holders) do not beneficially own, or exercise control or direction over, in the aggregate, more than 25% of the then issued and outstanding common shares of Old Lorus.

(b)	There are no investigations, inquiries, demands, claims, actions, suits or proceedings (whether or not purportedly on behalf of Old Lorus):

(i)	pending or, to New Lorus’s knowledge, threatened against or adversely affecting, or that could adversely affect, Old Lorus or any of its assets; or

(ii)	before or by any Governmental Authority,

except such actions, suits or proceedings as are disclosed in Schedule 3.01(13)(b).

(c)	Since October 29, 1999, Old Lorus did not conduct its business in any jurisdiction other than the Province of Ontario.

(d)
Since October 29, 1999, Old Lorus has conducted the business of Old Lorus in compliance in all material respects with all Applicable Laws, has not been in material breach of any such Applicable Laws and has been duly licensed, registered or qualified in the Province of Ontario and all municipalities thereof in which Old Lorus has carried on its business to enable it to be carried on as conducted on and prior to the Effective Date, and all such licences, registrations and qualifications are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation that has or may have a Material Adverse Effect.

(e)	Old Lorus has no Permits.

(f)	Old Lorus has no insurance policies.

(g)
Other than in connection with the transactions contemplated by this Agreement and as disclosed to the Purchaser in writing prior to the execution of this Agreement, to the knowledge of New Lorus, there are no shareholders agreements, voting trusts, escrow agreements or similar agreements among the shareholders relating to Old Lorus or the Shares or other securities of Old Lorus that will survive the completion of the Arrangement.

(h)
The information and statements contained in the Information Circular relating to Old Lorus or New Lorus or the business, operations, results of operations, assets, capitalization, financial condition, rights, Liabilities or prospects of Old Lorus or New Lorus, whether on a prospective or pro-forma basis, are true, correct and complete in all material respects and do not contain any misrepresentation.

(i)
Except for the representations and warranties contained in this Agreement or in any other agreement or instrument contemplated hereby or by the Arrangement Agreement, New Lorus makes no other express or implied representation or warranty with respect to any matters not specifically represented herein.

3.02	Purchaser’s Representations and Warranties

The Purchaser represents and warrants to New Lorus that:

(a)	The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of Canada.

(b)	The Purchaser has good and sufficient power, authority and right to enter into and deliver this Agreement and to complete the transactions to be completed by the Purchaser contemplated hereunder.

(c)
This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in a violation of:

(i)	any of the provisions of the constating documents or by-laws of the Purchaser;

(ii)	any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or

(iii)	any Applicable Law.

(e)	The Purchaser is a Canadian within the meaning of the Investment Canada Act (Canada).

(f)	The Pinnacle Information is true, correct and complete in all material respects and does not contain any misrepresentation.

(g)
Except for the representations and warranties contained in this Agreement or in any other agreement or instrument contemplated hereby or by the Arrangement Agreement, Purchaser makes no other express or implied representation or warranty with respect to any matters not specifically represented herein.

ARTICLE 4 - COVENANTS

4.01	Taxes

The Purchaser does not assume and will not be liable for any Taxes that may be or become payable by New Lorus including any Taxes resulting from or arising as a consequence of the sale by New Lorus to the Purchaser of the Shares herein contemplated, and New Lorus will indemnify and save harmless the Purchaser and the directors, officers, employees, agents, successors and assigns of the Purchaser from and against all such Taxes.

ARTICLE 5 - CONDITIONS AND TERMINATION

5.01	Conditions for the Benefit of the Purchaser

The sale by New Lorus and the purchase by the Purchaser of the Shares is subject to the following conditions, which are for the exclusive benefit of the Purchaser and which are to be performed or complied with at or prior to the Share Purchase Closing Time:

(a)
New Lorus will have performed or complied with all of the obligations and covenants and conditions of this Agreement to be performed or complied with by New Lorus at or prior to the Share Purchase Closing Time;

(b)
the Purchaser will be furnished with such certificates or other instruments of Old Lorus and of New Lorus or of officers of Old Lorus and of New Lorus as the Purchaser or the Purchaser’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by New Lorus at or prior to the Share Purchase Closing Time have been performed or complied with;

(c)	there will have been obtained from all appropriate Governmental Authorities such approvals or consents as are required to permit the change of ownership of the Shares contemplated hereby;

(d)	no action or proceeding will be pending or threatened by any person to enjoin, restrict or prohibit the sale and purchase of the Shares contemplated hereby;

(e)	all directors and officers of Old Lorus specified by the Purchaser will resign effective as of the Share Purchase Closing Time or upon the replacement of such of those directors with such persons as may be designated by the Purchaser prior to the Share Purchase Closing Time, as applicable;

(f)
each of the employees of Old Lorus will have been offered (with a reasonable opportunity for consideration) and will have accepted individual offers of employment with New Lorus effective as of the Effective Time on terms and conditions substantially similar in the aggregate as the terms and conditions of the employment of such employees with Old Lorus in effect immediately prior to the Effective Time (including with respect to benefits);

(g)
New Lorus and all directors and officers of Old Lorus will release Old Lorus from any and all possible Claims against Old Lorus arising from any act, matter or thing arising at or prior to the Effective Time, such release to be substantially in the form attached hereto as Schedule 5.01(g);

(h)	all necessary steps and proceedings will have been taken to permit the Shares to be duly and regularly transferred to and registered in the name of the Purchaser;

(i)	each of the Material Assignments will have been obtained, copies of which will have been delivered to the Purchaser;

(j)	New Lorus will have delivered payout letters from each lender identified in Schedule 5.01(j) in form satisfactory to the Purchaser, acting reasonably;

(k)	New Lorus will have delivered to the Purchaser a favourable opinion of New Lorus’s counsel in a form satisfactory to the Purchaser and the Purchaser’s counsel, each acting reasonably;

(l)
each of the Asset Transfer Agreements and the Subsidiary Share Purchase Agreements will have been duly executed and delivered by each of the parties thereto and the Transfer Transactions will have been completed in accordance with the terms thereof;

(m)	the Escrow Agreement will have been duly executed and delivered by each of the parties thereto;

(n)	the Access and Tax Cooperation Agreement will have been duly executed and delivered by each of the parties thereto;

(o)	all of the conditions precedent set forth in Article 11 of the Arrangement Agreement will have been satisfied or waived;

(p)	the Arrangement will have been approved by the shareholders of Old Lorus in the manner contemplated by the Arrangement Agreement;

(q)
each of the transactions contemplated by the Arrangement that are necessary or required to occur and become effective prior to or contemporaneously with the transactions that are the subject of this Agreement will have been duly completed;

(r)	New Lorus will have delivered to the Purchaser the Certificate of Arrangement; and

(s)	the form and legality of all matters incidental to the sale by New Lorus and the purchase by the Purchaser of the Shares will be subject to the approval of the Purchaser’s counsel, acting reasonably.

5.02	Conditions for the Benefit of New Lorus

The sale by New Lorus and the purchase by the Purchaser of the Shares is subject to the following conditions, which are for the exclusive benefit of New Lorus and which are to be performed or complied with at or prior to the Share Purchase Closing Time:

(a)
the Purchaser will have performed or complied with all of the obligations and covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Share Purchase Closing Time;

(b)
New Lorus will be furnished with such certificates or other instruments of the Purchaser or of officers of the Purchaser as New Lorus or New Lorus’s counsel may reasonably think necessary in order to establish that the obligations and covenants contained in this Agreement to have been performed or complied with by the Purchaser at or prior to the Share Purchase Closing Time have been performed or complied with;

(c)	the Escrow Agreement will have been duly executed and delivered by each of the parties thereto;

(d)	the Access and Tax Cooperation Agreement will have been duly executed and delivered by each of the parties thereto;

(e)	all of the conditions precedent set forth in Article 11 of the Arrangement Agreement will have been satisfied or waived;

(f)	no action or proceeding will be pending or threatened by any person to enjoin, restrict or prohibit the sale and purchase of the Shares contemplated hereby;

(g)	all necessary steps and proceedings will have been taken to permit the Shares to be duly and regularly transferred to and registered in the name of the Purchaser;

(h)	all necessary steps and proceedings will have been taken to permit and cause the Assets to be duly and regularly transferred from Old Lorus to New Lorus or a Subsidiary thereof;

(i)
each of the transactions contemplated by the Arrangement that are necessary or required to occur and become effective prior to or contemporaneously with the transactions that are the subject of this Agreement will have been duly completed;

(j)	the form and legality of all matters incidental to the sale by New Lorus and the purchase by the Purchaser of the Shares will be subject to the approval of New Lorus’s counsel, acting reasonably;

(k)	the Arrangement will have been approved by the shareholders of Old Lorus in the manner contemplated by the Arrangement Agreement;

(l)	the Certificate of Arrangement will have been obtained;

(m)	there will have been obtained from all appropriate Governmental Authorities such approvals or consents as are required to permit the change of ownership of the Shares contemplated hereby;

(n)	each of the Material Assignments will have been obtained, copies of which will have been delivered to the Purchaser; and

(o)
each of the Asset Transfer Agreements and the Subsidiary Share Purchase Agreements will have been duly executed and delivered by each of the parties thereto and the Transfer Transactions will have been completed in accordance with the terms thereof.

5.03	Waiver of Condition

New Lorus, in the case of a condition set out in Section 5.02 (other than the condition set forth in Section 5.02(e)), and the Purchaser, in the case of a condition set out in Section 5.01 (other than the condition set forth in Section 5.01(o)), will have the exclusive right to waive the performance or compliance of such condition in whole or in part and on such terms as may be agreed upon without prejudice to any of its rights in the event of non-performance of or non-compliance with any other condition in whole or in part; provided that New Lorus will not be entitled to waive the condition set forth in Section 5.02(e) and the Purchaser will not be permitted to waive the condition set forth in Section 5.01(o).  Any such waiver will not constitute a waiver of any other conditions in favour of the waiving party.

ARTICLE 6 - CLOSING ARRANGEMENTS

6.01	Closing

The sale and purchase of the Shares will be completed at the Share Purchase Closing Time at the offices of McCarthy Tétrault LLP, Suite 4700, 66 Wellington Street West, Toronto Dominion Bank Tower, Toronto, ON, M5K 1E6.

6.02	Confidentiality

(1)           From and after the Share Purchase Closing Time, the Purchaser will and, if applicable, will use commercially reasonable efforts to cause its agents and representatives to,  not disclose to anyone or use for any purpose, other than the purposes contemplated by this Agreement, including for the purposes of Section 2.04(2), any confidential information concerning New Lorus obtained by the Purchaser pursuant hereto, and will hold all such information in the strictest confidence, unless: (i) the information is now or hereafter publicly disclosed other than as a result of breach of this provision; (ii) the information was in the possession of the disclosing party prior to the disclosure by the disclosing party; (iii) the information is hereafter disclosed to the disclosing party by a third party having no obligation of confidentiality with regard to the information; (iv) the information is independently generated by the disclosing party without the use and not as a consequence of the disclosure by the other party; (v) the information is required to be disclosed by Applicable Law; or (vi) the information is disclosed in connection with a Claim pursuant to Section 7.02.

(2)           From and after the Share Purchase Closing Time, New Lorus will and, if applicable, will use commercially reasonable efforts to cause its agents and representatives to, not disclose to anyone or use for any purpose, other than the purposes contemplated by this Agreement, any confidential information concerning Old Lorus, and will hold all such information in the strictest confidence unless: (i) the information is now or hereafter publicly disclosed other than as a result of breach of this provision; (ii) the information was in the possession of the disclosing party prior to the disclosure by the disclosing party; (iii) the information is hereafter disclosed to the disclosing party by a third party having no obligation of confidentiality with regard to the information; (iv) the information is independently generated by the disclosing party without the use and not as a consequence of the disclosure by the other party; (v) the information is required to be disclosed by Applicable Law; or (vi) the information is disclosed in connection with a Claim pursuant to Section 7.02.

ARTICLE 7 - INDEMNIFICATION

7.01	Survival

All covenants, representations and warranties of each party contained in this Agreement will survive the Closing and will continue in full force and effect, subject to the provisions of this Article 7.

7.02	Indemnification by New Lorus

(1)           Subject to the provisions of this Article 7, New Lorus will indemnify and save harmless the Purchaser and the directors, officers, employees, successors and assigns of the Purchaser (collectively, the “Purchaser Indemnified Parties”) from and against:

(a)
all Claims directly or indirectly resulting from any breach of any covenant of New Lorus contained in this Agreement or from any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01; and

(b)
all Claims directly or indirectly resulting from any Taxes owing or which may become owing by Old Lorus in respect of any period ending prior to, at or including the Effective Time, other than (i) any such Claims directly or indirectly resulting from the transfer of property contemplated by Section 3.01(26) of the Plan of Arrangement and (ii) any such Claims directly or indirectly resulting from any breach by Old Lorus of its obligations under section 3(e) of the Access and Tax Cooperation Agreement.

(2)           Notwithstanding any of the other provisions of this Agreement, New Lorus will not be liable to any Purchaser Indemnified Party in respect of any Claim directly or indirectly resulting from:

(a)
any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01 (other than the representations and warranties set forth in Sections 3.01(4)(d), 3.01(11) or 3.01(12)) unless a Claim with respect thereto is made within three years after the Closing Date;

(b)	subject to Section 7.02(4), any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01(4)(d):

(i)
unless a Claim with respect thereto is made within four years after the date on which Old Lorus receives a notice of original assessment under the Tax Act or applicable provincial Tax legislation assessing liability for Taxes under applicable Tax legislation in respect of the first taxation period of Old Lorus ending after the Closing Date;

(ii)
unless a Claim with respect thereto is (A) based on information that was within the knowledge of New Lorus and not disclosed in writing to the Purchaser or Pinnacle prior to the Share Purchase Closing Time or (B) is based on information that New Lorus ought reasonably to have known but was not disclosed in writing to the Purchaser or Pinnacle prior to the Share Purchase Closing Time; and

(iii)	unless the aggregate fair market value of the Assets as at the Effective Date exceeds the FMV Amount by 10% or more (such excess amount being referred to herein as the “Excess Amount”), in which case New Lorus will only be liable to a Purchaser Indemnified Party in respect of Claims arising as a result of the Excess Amount and then only at a rate of $0.074 for every dollar of such Claims;

(c)	any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01(11) unless a Claim with respect thereto is made within six years after the Closing Date;

(d)
any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01(12) unless a Claim with respect thereto is made prior to the date that is 90 days after the expiration of the period, if any, during which an assessment, reassessment or other form of recognized document assessing liability for Taxes under applicable Tax legislation in respect of any taxation period to which such representations and warranties extend could be issued under such tax legislation to Old Lorus or its Subsidiaries; or

(e)
any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01 in excess of the Purchase Price (and for the purposes of this Section 7.02(2)(e), all Claims (as determined by a non-appealable decision of a court of competent jurisdiction or pursuant to a binding settlement between the parties) by the Purchaser Indemnified Parties will be aggregated with all Claims and demands by the Purchaser or any other Indemnified Party pursuant to Section 13.1 of the Arrangement Agreement);

other than, in all cases, any Claim attributable to an inaccuracy or misrepresentation pertaining to a Special Representation or fraud.

(3)           Any representation or warranty or indemnified item that is the subject of a Claim that is asserted prior to the applicable expiration date of such representation or warranty or indemnified item will survive with respect to such Claim or any dispute related thereto until the final resolution thereof pursuant to this Agreement.

(4)           In the event that any payment is required to be made by New Lorus to any Purchaser Indemnified Party in respect of any Claim directly or indirectly resulting from any inaccuracy or misrepresentation in the representation and warranty set forth in Section 3.01(4)(d), such payment will be made immediately upon such amount becoming due and payable or, at New Lorus’s option, upon written notice to the Purchaser prior to the first such instalment, in 12 equal consecutive monthly instalments beginning on the first day of the month immediately following the date on which such amount first became due and payable and bearing interest on any unpaid amount at the then prevailing prime rate per annum quoted by the Royal Bank of Canada plus 2%.

7.03	Indemnification by the Purchaser

(1)           Subject to the provisions of this Article 7, the Purchaser will indemnify collectively and save harmless New Lorus and the directors, officers and employees of New Lorus (collectively, the “New Lorus Indemnified Parties”) from and against all Claims incurred by New Lorus directly or indirectly resulting from any breach of any covenant of the Purchaser contained in this Agreement or from any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.02.

(2)           Notwithstanding any of the other provisions of this Agreement, the Purchaser will not be liable to any New Lorus Indemnified Party in respect of any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.02 unless such Claim with respect thereto is made within three years after the Closing Date.

7.04	Third Party Indemnification

Promptly after the assertion by any third party of any claim, demand or notice thereof (a “Third Party Proceeding”) against any person entitled to indemnification under this Agreement (the “Indemnitee”) that results or may result in the incurrence by such Indemnitee of any Claims for which such Indemnitee would be entitled to indemnification pursuant to this Agreement, unless the Claim involves Taxes in which case the provisions of Section 7.05 will apply, such Indemnitee will promptly notify the party from whom such indemnification is or may be sought (the “Indemnitor”) of such Third Party Proceeding.  Such notice will also specify with reasonable detail (to the extent the information is reasonably available) the factual basis for the Third Party Proceeding, the amount claimed by the third party, or if such amount is not then determinable, a reasonable estimate of the likely amount of the claim by the Third Party.  The failure to promptly provide such notice will not relieve the Indemnitor of any obligation to indemnify the Indemnitee, except to the extent such failure prejudices the Indemnitor.  Thereupon, the Indemnitor will have the right, upon written notice (the “Defence Notice”) to the Indemnitee within 30 days after receipt by the Indemnitor of notice of the Third Party Proceeding (or sooner if such Third Party Proceeding so requires), to conduct, at its own expense, the defence against the Third Party Proceeding in its own name or, if necessary, in the name of the Indemnitee provided that: (a) the Indemnitor acknowledges and agrees in the Defence Notice that as between the Indemnitor and the Indemnitee, it is liable to pay for all Claims arising from or relating to such Third Party Proceeding and (b) the Indemnitor provides to the Indemnitee adequate security (approved by the Purchaser acting reasonably) from time to time in respect of such Claims.  The Defence Notice will specify the counsel the Indemnitor will appoint to defend such Third Party Proceeding (the “Defence Counsel”), and the Indemnitee will have the right to approve the Defence Counsel, which approval will not be unreasonably withheld.  Any Indemnified Party will have the right to employ separate counsel in any Third Party Proceeding and/or to participate in the defence thereof, but the fees and expenses of such counsel will not be included as part of any Claims incurred by the Indemnified Party unless (i) the Indemnitor failed to give the Defence Notice, including the acknowledgement and agreement to be set out therein within the prescribed period, (ii) such Indemnified Party has received an opinion of counsel, reasonably acceptable to the Indemnitor, to the effect that the interests of the

Indemnified Party and the Indemnitor with respect to the Third Party Proceeding are sufficiently adverse to prohibit the representation by the same counsel of both parties under applicable ethical rules, or (iii) the employment of such counsel at the expense of the Indemnitor has been specifically authorized by the Indemnitor.  The party conducting the defence of any Third Party Proceeding will keep the other party apprised of all significant developments and will not enter into any settlement, compromise or consent to judgment with respect to such Third Party Proceeding unless the Indemnitor and the Indemnitee consent, which consent will not be unreasonably withheld.

7.05	Third Party Indemnification - Tax Claims

(1)           If any Third Party Proceeding relating to Taxes is brought against an Indemnitee and it gives notice to the Indemnitor of the commencement of the Third Party Proceeding, the Indemnitee will have the sole and exclusive right of carriage of such Third Party Proceeding through counsel of its choosing.  The Indemnitor will be entitled to participate in the Third Party Proceeding as described herein, provided that the Indemnitor acknowledges its obligation to indemnify the Indemnitee in accordance with the terms contained in Article 7 (including expenses of counsel and other expenses of the Third Party Proceeding) and it reimburses the Indemnitee for any amount paid to any Governmental Authority in order to pursue a contest of the Third Party Proceeding.  The Indemnitor will have the right to employ, at its own expense, separate counsel, such counsel to be reasonably satisfactory to the Indemnitee, in any such suit and participate in its defence.  Such participation will be strictly limited to being kept informed of the status of the Third Party Proceeding by counsel to the Indemnitee, to reviewing any proposed written communications and other documents to be submitted to the relevant governmental authority or filed with a court in respect of the Third Party Proceeding and to receiving copies of any correspondence received from any governmental authority relating to such Third Party Proceeding, except that no compromise or settlement of any Third Party Proceeding or claims relating to Taxes may be made by the Indemnitee without the Indemnitor’s consent, which consent may not be unreasonably withheld.

(2)           For greater certainty, any Third Party Proceeding or claim relating to Taxes resulting or arising from any amendment, made or filed without the consent of the Indemnitor, after the Effective Date to the Tax Returns under Section 3.01(12)(a)(i) will not qualify for indemnity or be the subject of any indemnity claim under Article 7.

(3)           Notwithstanding Section 7.04, the Indemnitor may, at its option, direct the Indemnitee to settle or abandon any Third Party Proceeding or Claim relating to Taxes for which it is obligated to indemnify the Indemnitee provided that it acknowledges its liability for the Third Party Proceeding or Claim (including expenses of counsel and other expenses of the Third Party Proceeding) and pays to the Indemnitee the Taxes owing under such Third Party Proceeding or Claim.

7.06	Exclusive Remedy

From and after the completion of the sale and purchase of Shares herein contemplated, except in the case of a breach of Section 6.02(1) or (2), the rights of indemnity set forth in this Article 7 are the sole and exclusive remedies of each party in respect of any inaccuracy or misrepresentation in any representation or warranty, or breach of covenant or other obligation by another party under this Agreement.  Accordingly, the parties waive, from and after the Closing, any and all rights, remedies and claims that one party may have against another party, whether at law, under any statute or in equity (including claims for contribution or other rights of recovery arising under any Environmental Law, claims for breach of contract, breach of representation and warranty, negligent representation and all claims for breach of duty), or otherwise, directly or indirectly, relating to the provisions of this Agreement or the transaction of the sale and purchase of the Shares contemplated by this Agreement other than equitable remedies in the case of a breach of Section 6.02(2), as expressly provided for in this Article 7 and other than those arising with respect to any fraud.  This Article 7 will remain in full force and effect in all circumstances and will not be terminated by any breach (fundamental, negligent or otherwise) by any party of its representations, warranties, covenants or other obligations under this Agreement or under any Closing document or by any termination or rescission of this Agreement by any party. The parties acknowledge and agree that nothing contained in this Section 7.06 will any manner limit the remedies, if any, of any of the parties under any other agreement to which they are a party.

7.07	After Tax Basis

In determining the amount of any Claim under this Article 7, such Claim will be increased (or decreased) to take into account any net Tax cost (or net current or future Tax benefit) incurred or enjoyed by the Indemnitee as a result of the matter giving rise to such Claim and the receipt of an indemnity payment hereunder.  For greater certainty, any net Tax cost will include any further cost resulting from such increased payment.

7.08	Adjustment to Purchase Price

All amounts payable by New Lorus to a Purchaser Indemnified Party pursuant to Article 7 will be deemed to be a decrease to the Purchase Price.  All amounts payable by the Purchaser to a New Lorus Indemnified Party pursuant to Article 7 will be deemed to be an increase to the Purchase Price.

ARTICLE 8 - GENERAL

8.01	Further Assurances

Each of New Lorus and the Purchaser will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

8.02	Time of the Essence

Time is of the essence of this Agreement.

8.03	Fees and Commissions

Each of New Lorus and the Purchaser will pay its respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred and will indemnify and save harmless the other from and against any Claim for any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions under this Agreement.

8.04	Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the parties hereto.

8.05	Entire Agreement

Except for the agreement contemplated in the definition of “Buyout Amount” in Section 1.01, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto.

8.06	Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto.  No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

8.07	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

To New Lorus:

Lorus Therapeutics Inc.
2 Meridian Road
Toronto, ON  M9W 4Z7

Fax No.:                      416.798.2200
Attention:                  Director of Finance

To the Purchaser:

6707157 Canada Inc.
c/o Pinnacle International Lands, Inc.
Suite 300 - 911 Homer Street
Vancouver, BC  V6B 2W6

Fax No.:                      604.688.7749
Attention:                  Vice President Finance

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either party to the other.  Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fifth Business Day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.  If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication.

8.08	Remedies Cumulative

The right and remedies of the parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise.  No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.

8.09	No Third Party Beneficiaries

Except as provided in Section 8.04, this Agreement is solely for the benefit of:

(a)	New Lorus, and its successors and permitted assigns, with respect to the obligations of the Purchaser under this Agreement; and

(b)	the Purchaser, and its successors and permitted assigns, with respect to the obligations of New Lorus under this Agreement;

and this Agreement will not be deemed to confer upon or give to any other person any remedy, Claim, Liability, reimbursement, cause of action or other right.  New Lorus appoints the Purchaser as the trustee for the Purchaser’s directors, officers, employees and agents with respect to the covenants and indemnification of New Lorus in favour of such persons as specified in this Agreement and the Purchaser accepts such appointment.  The Purchaser appoints New Lorus as the trustee for New Lorus’s directors, officers, employees and agents with respect to the covenants and indemnification of the Purchaser in favour of such persons specified in this Agreement and New Lorus accepts such appointment.

8.10	Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

8.11	Attornment

For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement.  New Lorus and the Purchaser each attorns to the jurisdiction of the courts of the Province of Ontario.

8.12	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

8.13	Facsimiles

Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

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IN WITNESS WHEREOF the parties have executed this Agreement.

6707157 CANADA INC.

Per:	“Michael De Cotiis”
Michael De Cotiis
President

LORUS THERAPEUTICS INC.

Per:	“Aiping Young”

Per:	“Graham Strachan”

SCHEDULE 1.01-A

Form of Access and Tax Cooperation Agreement

[attached]

ACCESS TO RECORDS AND TAX COOPERATION AGREEMENT

THIS AGREEMENT is made as of July   , 2007.

BETWEEN:

4325231 CANADA INC., a corporation incorporated under the laws of Canada (“Old Lorus”)

- and -

LORUS THERAPEUTICS INC., a corporation incorporated under the laws of Canada (“New Lorus”)

- and -

NUCHEM PHARMACEUTICALS INC., a corporation incorporated under the laws of the Province of Ontario (“NuChem”)

- and -

GENESENSE TECHNOLOGIES INC., a corporation incorporated under the laws of Canada (“GeneSense”)

WHEREAS Old Lorus, New Lorus and certain others have entered into the Arrangement Agreement, pursuant to which Old Lorus agreed to reorganize its business by way of a plan of arrangement pursuant to section 192 of the Canada Business Corporations Act in accordance with the terms set forth therein;

AND WHEREAS pursuant to the Arrangement, all of the Assets have been transferred to New Lorus, GeneSense or NuChem (collectively, the “New Lorus Parties” and individually a “New Lorus Party”) pursuant to the Transfer Transactions;

AND WHEREAS in connection with the Arrangement, Old Lorus will change its name to 4325231 Canada Inc., and New Lorus will change its name to Lorus Therapeutics Inc.;

AND WHEREAS it is a condition of the Share Purchase Agreement (the “Share Purchase Agreement”) dated as of the date hereof between the Purchaser and New Lorus that the parties hereto enter into this Agreement in order to set forth the terms of the relationship between Old Lorus and each New Lorus Party with respect to Old Lorus’s access to the Books and Records, with respect to New Lorus’s access to the Minute Books and with respect to the cooperation of the parties hereto following completion of the transactions contemplated by the Arrangement;

NOW THEREFORE in consideration of the premises and the respective covenants and agreements contained herein and other good and valuable consideration (the receipt of which is hereby acknowledged), the parties hereto covenant and agree as follows:

1.           INTERPRETATION

1.1           Defined Terms

Unless the context clearly indicates to the contrary, terms used in this Agreement, including the recitals hereto, that are defined in the Share Purchase Agreement and not otherwise defined herein will have the meanings herein as in the Share Purchase Agreement.

1.2           Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities.  The term “including” means “including without limiting the generality of the foregoing”.

1.3           Section References and Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

1.4           Date for any Action

In the event that any date by or on which any action is required or permitted to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required or permitted to be taken, such action will be required or permitted to be taken by or on the next succeeding day that is a Business Day.

2.           ACCESS TO BOOKS AND RECORDS

2.1           Access to Books and Records of New Lorus Parties

(a)           From the date of this Agreement until the expiration of the Term or the earlier termination of this Agreement pursuant to Section 4, each New Lorus Party will, subject to Applicable Law, provide or make available, or cause to be provided or made available, to Old Lorus and its affiliates and each of their authorized representatives, including accountants, consultants and legal counsel (collectively, the “Old Lorus Representatives”), reasonable access to and the right to copy, at Old Lorus’s expense, the books and records of each New Lorus Party and any other information relating to the business, operations or financial affairs of each New Lorus Party reasonably required by Old Lorus or the Old Lorus Representatives relating to periods prior to or including the Effective Date (collectively, the “Books and Records”) in order to:

(i)	review any Tax Return with respect to Old Lorus for any Tax year or period ending on or prior to or including the Effective Date (each, a “Subject Tax Return”);

(ii)	prepare a Tax Return with respect to Old Lorus for any Tax year or period which includes the Effective Date (each, an “Effective Date Return”);

(iii)	respond to or address any inquiry from a Governmental Authority, Taxation Authority or quasi-governmental authority with respect to any period ending on or prior to or including the Effective Date;

(iv)	respond to or address any matter regarding Old Lorus, GeneSense or NuChem or any of their affiliates with respect to any period ending on or prior to or including the Effective Date; or

(v)	respond to, address or conduct any proceeding relating to any Claim in accordance with the terms of the Indemnification Agreement.

(b)           In the event that Old Lorus sells all or any portion of its business or assets, each New Lorus Party will grant to the purchased business or the purchaser of such business or assets, the same access to the Books and Records as provided to Old Lorus under this Agreement on the same terms as set out in this Agreement, provided that such purchased business or purchaser enters into a confidentiality agreement with each New Lorus Party on terms and conditions reasonably satisfactory to each New Lorus Party; provided that such purchased business or purchaser is not a competitor of any New Lorus Party.

(c)           Each New Lorus Party agrees that, for a period of seven years following the Effective Date, or such longer period as may be required by any Applicable Law (the “Retention Period”), Taxation Authority or Governmental Authority, it will not destroy or otherwise dispose of, or acquiesce in the destruction or disposal of, any of the Books and Records.  Each New Lorus Party will use commercially reasonable efforts to retain and preserve all such Books and Records and will not destroy or otherwise dispose of, or acquiesce in the destruction or disposal of such Books and Records during the Retention Period without first offering to deliver to Old Lorus, at Old Lorus’s expense, custody of such Books and Records.

(d)           Old Lorus will, and will cause the Old Lorus Representatives to, use any information obtained pursuant to this Agreement solely for the purposes described in this Agreement and, if requested, will enter into a confidentiality agreement with each New Lorus Party on terms and conditions reasonably satisfactory to each New Lorus Party to protect the confidentiality of such information.

2.2           Access to Minute Books

(a)           Subject to Section 2.2(e) hereof, from and after the date of this Agreement,  Old Lorus will, subject to Applicable Law, provide or make available, or cause to be provided or made available, to New Lorus and its affiliates and each of their authorized representatives, including accountants, consultants and legal counsel (collectively, the “New Lorus Representatives”), reasonable access to and the right to copy, at New Lorus’s expense, the corporate minute books (the “Minute Books”) relating to each New Lorus Party reasonably required by a New Lorus Party or the New Lorus Representatives relating to periods prior to or including the Effective Date.

(b)           Subject to Section 2.2(e) hereof , in the event that New Lorus sells all or any portion of its business or assets, Old Lorus will grant to the purchased business or the purchaser of such business or assets, the same access to the Minute Books as provided to New Lorus under this Agreement on the same terms as set out in this Agreement, provided that such purchased business or purchaser enters into a confidentiality agreement with Old Lorus on terms and conditions reasonably satisfactory to Old Lorus.

(c)           Subject to Section 2.2(e) hereof, Old Lorus agrees that it will use commercially reasonable efforts to retain and preserve the Minute Books and will not destroy or otherwise dispose of, or acquiesce in the destruction or disposal of such Minute Books.

(d)           New Lorus will, and will cause the New Lorus Representatives to, use any information obtained pursuant to this Agreement solely for the purposes described in this Agreement and, if requested, will enter into a confidentiality agreement with Old Lorus Party on terms and conditions reasonably satisfactory to Old Lorus to protect the confidentiality of such information.

(e)           Notwithstanding any other provision of this Agreement, Old Lorus will be relieved of its covenants and obligations under Section 2.2 of this Agreement if it delivers or causes to be delivered to New Lorus or, as applicable, the purchased business or purchaser described in Section 2.2(b) hereof, copies of the Minute Books in a form reasonably acceptable to New Lorus or, as applicable, such purchased business or purchaser.

3.           TAX MATTERS

(a)           Each Subject Tax Return will be prepared and filed on a timely basis by New Lorus, subject to the prior review, comment and approval by Old Lorus and its representatives and professional advisors as provided herein, not to be unreasonably withheld or delayed.  New Lorus will prepare and deliver to Old Lorus a draft of each Subject Tax Return, together with copies of all working papers and other documentation used or prepared in connection with the preparation of, or that otherwise form the basis of, such Subject Tax Return. Old Lorus and its representatives and professional advisors will have at least 10 Business Days to review, comment on and approve each Subject Tax Return, which approval must not be unreasonably withheld or delayed.  Such Tax Returns will be prepared on a basis consistent with prior practice, except where otherwise required under Applicable Law, and each New Lorus Party and Old Lorus will cooperate with one another to prepare and effect such filings on a timely basis in the manner contemplated by this Agreement, taking into account the reasonable comments of Old Lorus, if any. New Lorus or the applicable New Lorus Party will, for and on behalf of Old Lorus, timely remit any Taxes shown as owing on any such Tax Returns. Each New Lorus Party agrees to indemnify and hold harmless Old Lorus and its affiliates against any Claim arising in connection with the preparation and filing of any Subject Tax Return and for any Taxes shown as owing on any such Tax Return, except any Claim arising as a result of a breach by Old Lorus of Section 3(e) of this Agreement.

(b)           New Lorus will prepare, and provide Old Lorus access to, within 90 days of the Effective Date, copies of all working papers and other documentation relating to the operations and activities of Old Lorus up to and including the Effective Date (the “Current Year Information”) used or prepared in connection with the preparation of, or that otherwise form the basis of, an Effective Date Tax Return. Old Lorus and the Old Lorus Representatives

will have 30 Business Days following the receipt of the Current Year Information to review, comment on and approve the Current Year Information, which approval must not be unreasonably withheld or delayed.  If Old Lorus does not approve the Current Year Information within the aforementioned 30 Business Day period, it will be deemed to have approved the Current Year Information.  New Lorus will prepare Effective Date Tax Returns consistent with prior practice, except where otherwise required under Applicable Law, and each New Lorus Party and Old Lorus will cooperate with one another to prepare and effect such filings on a timely basis in the manner contemplated by this Agreement, taking into account the reasonable comments of Old Lorus, if any.

(c)           Old Lorus and New Lorus will provide written notice to one another, as applicable, of any inquiries made by, discussions with or representations or submissions proposed to be made to any Taxation Authority to the extent that the subject matter thereof relates to any Subject Tax Return or Effective Date Tax Return, any Tax year or period ending on or prior to or including the Effective Date, or any representation, covenant or obligation of any New Lorus Party hereunder or under the Share Purchase Agreement that could reasonably be expected to give rise to a right of indemnity hereunder or under the Share Purchase Agreement.  Old Lorus and each New Lorus Party, as applicable, will forthwith advise the other parties hereto of the substance of any such inquiries, discussions, representations or submissions and provide each party hereto with copies of any written communications from any Taxation Authority relating thereto.  Each of the parties hereto will provide the other parties with a reasonable opportunity to comment on any such representations or submissions and to attend any meeting with any such Taxation Authority with respect to such matters.

(d)           Each New Lorus Party will use commercially reasonable efforts to take reasonable steps, including obtaining any certificate or other document from or effect any filing with any Taxation Authority, as may be considered desirable to mitigate, reduce or eliminate any Taxes that could be imposed on Old Lorus, provided that a New Lorus Party will not be required to expend more than nominal amounts of money to effect same, unless the reasonable costs of doing so are reimbursed by Old Lorus.

(e)           Each of New Lorus and Old Lorus covenants that it will not take any action after the Effective Time, make any election or deemed election or make or change any Tax election, amend any Tax Return or take any position on any Tax Return that results in any increased Tax Liability or reduction of any deduction, credit, loss carry-over or tax pool of Old Lorus in respect of any period ending on or before, or which includes, the Effective Date.

4.           TERM; TERMINATION

The term of this Agreement will commence on the date hereof and will terminate on the date on which the parties no longer have any obligations hereunder; provided that Sections 2.1(d) and 2.2(d) will survive termination or expiry of this Agreement and remain in full force and effect.

5.           GENERAL PROVISIONS

5.1           Further Assurances

Each of the parties hereto will from time to time execute and deliver all such further documents and instruments, including Tax filings, Tax Returns and other documents and instruments, and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

5.2           Assignment

No party hereto may assign its rights and obligations under this Agreement, in whole or in part, whether by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment contrary to the terms hereof will be null and void and of no force and effect.

5.3           Entire Agreement; Amendments and Waiver

Except for the various collateral agreements entered into in connection with the Arrangement, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto.  No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by all of the parties hereto.  No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

5.4           Governing Law

This Agreement will be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party hereto hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

5.5           Severability

If any part of any provision of this Agreement will be invalid or unenforceable in any respect, such part will be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the validity and enforceability of the remaining parts of such provision or the remaining provisions of this Agreement.

5.6           Benefit of Agreement; Successors and Assigns

This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the parties hereto.

5.7           Counterparts; Facsimile Signatures

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

[The remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF the parties have executed this Agreement.

4325231 CANADA INC.

by:
Name:
Title: President

LORUS THERAPEUTICS INC.

by:
Name:
Title:

NUCHEM PHARMACEUTICALS INC.

by:
Name:
Title:

GENESENSE TECHNOLOGIES INC.

by:
Name:
Title:

SCHEDULE 3.01(1)(d)

Share Conditions

[attached]

Provisions Attaching to the Voting Common Shares
and the Non-Voting Common Shares

1.01	Voting Common Shares

The voting common shares will have attached thereto the following rights, privileges, restrictions and conditions:

(1)           Dividends

Subject to the prior rights of the holders of any other shares ranking senior to the voting common shares with respect to priority in the payment of dividends, the holders of voting common shares will be entitled to receive dividends and the Corporation will pay dividends thereon, as and when declared by the Board of Directors (provided that no dividends will be declared on or prior to the Effective Date) out of Distributable Cash Flow, in such amount and in such form as the Board of Directors may from time to time determine. However, all dividends which the Board of Directors may determine to declare and pay in any financial year of the Corporation must be declared and paid in equal or equivalent amounts per share on all of the voting common shares and non-voting common shares at the time outstanding without preference or distinction.  Unless otherwise agreed to by the holders of the voting common shares, such dividends will be paid by cheques of the Corporation payable at par at any branch of the Corporation’s bankers for the time being in Canada issued in respect of such dividends or in such other manner as is required by the Corporation’s bankers or as required by law (less any tax required to be withheld by the Corporation) and payment thereof will satisfy such dividends.  Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable will be forfeited to the Corporation.

(2)           Participation upon Liquidation, Dissolution or Winding Up

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the voting common shares and non-voting common shares will rank equally as to priority of distribution and the holders of the voting common shares will, subject to the rights of the holders of any other shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the voting common shares, participate concurrently with the holders of the non-voting common shares in the distribution.  Such distribution will be made in equal amounts per share on all the voting common shares and non-voting common shares at the time outstanding without preference or distinction.

(3)           Voting Rights

Subject to Section 1.02(6), the holders of the voting common shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and will have one vote for each voting common share held at all meetings of the shareholders of the

Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

1.02	Non-Voting Common Shares

The non-voting common shares will have attached thereto the following rights, privileges, restrictions and conditions:

(1)           Defined Terms

As used herein, the following terms will have the following meanings:

(a)
“Bid Price” means the consideration for each voting common share and each non-voting common share offered to holders of voting common shares and holders of non-voting common shares, respectively, under the Required Bids, which consideration will have a fair market value of not less than the average of the fair market value of a voting common share on the date that the Required Bids are made as determined in writing by two nationally recognized investment banking firms retained by the Offeror for the purpose of providing such valuation in connection with the Required Bids.

(b)	“Designated Number” means the number of voting common shares that are subject to a Specified Offer, together with the Offeror’s Voting Common Shares.

(c)	“Group” means one or more persons acting jointly or in concert (within the meaning of section 91 of the Securities Act (Ontario)).

(d)	“Offeror Date” means the date on which a Specified Offer is made.

(e)	“Offer to Acquire” includes:

(i)	an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell, securities;

(ii)	the receipt of an offer to sell securities, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person receiving an offer to sell will be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(f)
“Offeror” means a Person that makes an Offer to Acquire voting common shares, and includes any Person related to such Person for purposes of the Tax Act or any other Person that is acting jointly or in concert with such Person or who would, together with such Person (and other Persons), constitute a Group.

(g)	“Offeror’s Voting Common Shares”, on any date, means the number of voting common shares beneficially owned, directly or indirectly, or over which control or direction is exercised (including any combination of the foregoing), on the relevant date by the Offeror either alone or together with a Group.

(h)	“Required Bids” means the concurrent offers required to be made to all holders of voting common shares and to all holders of non-voting common shares in the circumstances provided in Section 1.02(5).

(i)
“Specified Offer” means an Offer to Acquire voting common shares made by an Offeror where the number of voting common shares subject to the Offer to Acquire (the “Specified Offer Shares”), together with the Offeror’s Voting Common Shares on the Offer Date, would constitute in the aggregate more than 50% of the total issued and outstanding voting common shares on the Offer Date.

(j)	“Specified Offer Shares” has the meaning set out in Section 1.02(1)(i).

(k)	“Tax Act” means the Income Tax Act (Canada) R.S.C. 1985, C.1, 5th Supplement, as amended, including the tax regulations made thereunder.

(2)           Dividends

Subject to the prior rights of the holders of any other shares ranking senior to the non-voting common shares with respect to priority in the payment of dividends, the holders of non-voting common shares will be entitled to receive dividends and the Corporation will pay dividends thereon, as and when declared by the Board of Directors (provided that no dividends will be declared on or prior to Effective Date) out of Distributable Cash Flow, in such amount and in such form as the Board of Directors may from time to time determine. However, all dividends which the Board of Directors may determine to declare and pay in any financial year of the Corporation must be declared and paid in equal or equivalent amounts per share on all of the voting common shares and non-voting common shares at the time outstanding without preference or distinction.  Unless otherwise agreed to by the holders of the non-voting common shares, such dividends will be paid by cheques of the Corporation payable at par at any branch of the Corporation’s bankers for the time being in Canada issued in respect of such dividends or in such other manner as is required by the Corporation’s bankers or as required by law (less any tax required to be withheld by the Corporation) and payment thereof will satisfy such dividends.  Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable will be forfeited to the Corporation.

(3)           Participation upon Liquidation, Dissolution or Winding Up

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the voting common shares and non-voting common shares will rank equally as to priority of distribution and the holders of the non-voting common shares will, subject to the rights of the holders of any other shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the voting common shares, participate concurrently with the holders of the voting common shares in the distribution.  Such distribution will be made in equal amounts per share on all the voting common shares and non-voting common shares at the time outstanding without preference or distinction.

(4)           Voting Rights

Subject to applicable law and any other provisions of the articles of the Corporation, the holders of the non-voting common shares will not be entitled to receive notice of, nor to attend nor vote at any meetings of the shareholders of the Corporation; provided that in the event that holders of the non-voting common shares are entitled by law or the articles of the Corporation to vote at a meeting of holders of non-voting common shares, the holders of non-voting common shares will have one vote for each non-voting common share held.

(5)           Specified Offer

An Offeror will not acquire any voting common shares under a Specified Offer without first complying with the provisions of this Section 1.02(5).  Prior to, and as a condition precedent to, the acquisition by an Offeror of any voting common shares under a Specified Offer, the Offeror will make concurrent offers to acquire voting common shares and non-voting common shares for consideration for each voting common share and each non-voting common share equal to the Bid Price, on the same terms, except as to the number of shares subject to the offers, which offers will comply with the provisions of applicable securities legislation relating to a formal takeover bid (whether or not such offers are required by law to so comply) (the “Required Bids”):

(a)	to all holders of voting common shares for such number of voting common shares as is equal to the number of Specified Offer Shares; and

(b)	to all holders of non-voting common shares for such number of non-voting common shares that is equal to the lesser of:

(i)
A × B, where A equals the Designated Number of voting common shares divided by the total number of issued and outstanding voting common shares on the Offer Date and B equals the total number of issued and outstanding non-voting common shares on the date that the Required Bids are made; and

(ii)
the number of issued and outstanding non-voting common shares excluding those that are beneficially owned, or over which control or direction is exercised, on the date that the Required Bids are made (including any combination of the foregoing) by the Offeror;

provided that:

(c)	no shares may be taken-up or paid for under either of the Required Bids, unless all shares tendered to each of the Required Bids are taken-up and paid for concurrently; and

(d)
the Offeror will issue a press release following the expiry of the Required Bids and one Business Day prior to the take-up of any shares tendered to the Required Bids, which press release will disclose:

(i)	the approximate number of voting common shares and non-voting common shares tendered to the Required Bids; and

(ii)
whether a sufficient number of voting common shares has been tendered to the Required Bids such that the Offeror would acquire, on take-up and payment for such shares, when added to the Offeror’s Voting Common Shares on the date of take-up, more than 50% of the total issued and outstanding voting common shares on the date of take-up.

(6)           Failure to Comply

In the event that an Offeror acquires, directly or indirectly, more than 50% of the total issued and outstanding voting common shares in violation of Section 1.02(5), then, effective on the completion of such acquisition and during such time that the Offeror’s Voting Common Shares constitute more than 50% of the total issued and outstanding voting common shares, the total number of votes attaching to the Offeror’s Voting Common Shares will equal the difference between: (a) the total number of issued and outstanding voting common shares; and (b) the number of the Offeror’s Voting Common Shares, and, for greater certainty, the voting common shares other than the Offeror’s Voting Common Shares will continue to have one vote per share.

SCHEDULE 3.01(12)(a)

Taxes

NIL

SCHEDULE 3.01(13)(b)

Suits or Proceedings

NIL

SCHEDULE 5.01(g)

Forms Of Release

[attached]

RELEASE

WHEREAS Lorus Therapeutics Inc. (formerly 6650309 Canada Inc.) ( “New Lorus”) has agreed to sell and 6707157 Canada Inc. (the “Purchaser”) has agreed to purchase the Appropriate Number of voting common shares and all of the non-voting common shares of 4325231 Canada Inc. (the “Corporation”) pursuant to the terms of a share purchase agreement (the “Share Purchase Agreement”) made on or about the date hereof between the Purchaser and New Lorus and, as a condition of the closing of the transactions contemplated by the Share Purchase Agreement, New Lorus has agreed to release the Corporation from all Claims against the Corporation arising from any act, matter or thing arising at or prior to the Effective Time;

AND WHEREAS terms used in this Release that are defined in the Share Purchase Agreement will have the same meanings herein as in the Share Purchase Agreement;

NOW THEREFORE THIS RELEASE WITNESSES that in consideration of the closing of the transactions contemplated by the Share Purchase Agreement and the payment to New Lorus of the sum of $1 of lawful money of Canada by the Corporation (the receipt and sufficiency of which are hereby acknowledged), New Lorus:

(a)
hereby releases and forever discharges the Corporation from any and all possible Claims which New Lorus as a shareholder or creditor of the Corporation or otherwise ever had, now has or may hereafter have for or by reason of or in any way arising out of any cause, matter or thing whatsoever existing at or prior to the Effective Time and, in particular, without in any way limiting the generality of the foregoing, for or by reason of or in any way arising out of any claims for money advanced, whether authorized or provided for by by-law, resolution, contract or otherwise. save and except for matters arising under the Arrangement Agreement; and

(b)
agrees that New Lorus will not make any Claim or take any proceedings with respect to any matter released and discharged in this Release which may result in any Claim arising against the Corporation for contribution or indemnity or other relief.

This Release shall be governed by and construed in accordance with the laws of the Province of Ontario.

This Release shall enure to the benefit of your successors and assigns and shall be binding upon the successors and assigns of New Lorus.

[the remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF New Lorus has executed this Release this ____day of ______________, 2007

LORUS THERAPEUTICS INC.

Per:
Name: Title:

RELEASE

WHEREAS Lorus Therapeutics Inc. ("New Lorus") has agreed to sell and 6707157 Canada Inc. (the "Purchaser") has agreed to purchase the Appropriate Number of voting common shares and all of the non-voting common shares of 4325231 Canada Inc. (the "Corporation") pursuant to the terms of a share purchase agreement (the "Share Purchase Agreement") made on or about the date hereof between the Purchaser and New Lorus and, as a condition of the closing of such purchase and sale, New Lorus has agreed to obtain from all officers and directors of the Corporation releases of all Claims against the Corporation arising from any act, matter or thing arising at or prior to the Effective Time;

AND WHEREAS the undersigned is an [officer and/or director] of the Corporation and is providing the Corporation with this Release pursuant to the terms of the Share Purchase Agreement;

NOW THEREFORE THIS RELEASE WITNESSES that in consideration of the closing of the purchase and sale and the payment to the undersigned of the sum of $1 of lawful money of Canada by the Corporation (the receipt and sufficiency of which are hereby acknowledged), the undersigned:

(a)
releases and forever discharges the Corporation from any and all Claims which the undersigned as an [officer and/or director] of the Corporation or otherwise ever had, now has or may hereafter have for or by reason of or in any way arising out of any cause, matter or thing whatsoever existing at or prior to the Effective Time and, in particular, without in any way limiting the generality of the foregoing, for or by reason of or in any way arising out of any claims for money advanced, salary, wages, retirement or pension allowances, director's fees, bonus, expenses, participation in profits, earnings or other remuneration whether authorized or provided for by by-law, resolution, contract or otherwise; and

(b)
agrees that the undersigned shall not make any Claim or take any proceedings with respect to any matter released and discharged in paragraph (a) above which may result in any Claim arising against the Corporation for contribution or indemnity or other relief.

THE UNDERSIGNED HEREBY DECLARES that the undersigned has had the opportunity to seek independent legal advice with respect to this Release and the undersigned fully understands this Release.

THIS RELEASE shall be governed by and construed in accordance with the laws of the Province of Ontario.

THIS RELEASE shall enure to the benefit of and be binding upon the heirs and legal personal representatives of the undersigned and the successors and assigns of the Corporation respectively.

IN WITNESS WHEREOF the undersigned has executed this Release this _____________day of  _____________ , 2007

SIGNED, SEALED AND DELIVERED	)
in the presence of:	)
)
)
Witness	)	Signature

Print name

SCHEDULE 5.01(j)

Payout Lenders

NIL